Exhibit 99.4

Subject: The Future of Array BioPharma

To: All Employees

From: Ron Squarer

Array team,

This morning we announced that Array has agreed to join forces with Pfizer, Inc. You can read a copy of the joint press release we issued here https://arraybiopharma.gcs-web.com/news-releases/news-release-details/pfizer-acquire-array-biopharma.

This announcement is a great development for our company. Pfizer recognizes the value Array has brought to patients and our remarkable legacy discovering and advancing molecules with great potential to impact and extend the lives of individuals in critical need. Through this combination our team will have access to Pfizer’s world-class resources and broad research platform to continue our critical work, allowing us to be better positioned to bring life-changing, life-improving and life-extending drugs to market. Importantly, Pfizer values the talent and experience of our team and shares our commitment to patients and our passion for advancing science to develop even more options for individuals with unmet needs.

Upon the close of the transaction, Array’s employees will join Pfizer and continue to be located in Cambridge, Massachusetts and Morrisville, North Carolina, as well as Boulder, Colorado, which becomes part of Pfizer’s Oncology Research & Development network in addition to La Jolla, California and Pearl River, New York.

We know that you will have questions. Please join us for an all company meeting at 9 am MT / 11 am ET this morning. An Outlook invite with location and dial-in information will be forthcoming.

Until the transaction closes, which we expect will be completed in the second half of 2019, I urge you to continue to focus on the critical work you are doing.

Thank you for your continued dedication to the important work we are doing at Array. Today’s exciting announcement is a testament to your talent and the strength of our company.

Sincerely,
Ron